SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D--9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )

DERMA SCIENCES, INC.
(Name of Subject Company)

DERMA SCIENCES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

249827205

(CUSIP Number of Class of Securities)

John E. Yetter
Derma Sciences, Inc.
214 Carnegie Center, Suite 300
Princeton, NJ 08540
(609) 514-4744

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Todd E. Mason, Esq.
Thompson Hine LLP
335 Madison Avenue
12th Floor

New York, New York 10017
(212) 344-5680

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Schedule 14D-9 relates solely to the preliminary communication, which were made before the commencement of a tender offer and follow this page.

January 10, 2017

TO:	All Derma Sciences Employees

FROM:	Stephen T. Wills, Executive Chairman

RE:	Integra LifeSciences to Acquire Derma Sciences

I am very excited to communicate to the Derma team; today, a press release went out announcing that we have signed a definitive agreement for Derma Sciences to be acquired by Integra LifeSciences for $7.00 per share. The transaction is expected to close in the first quarter of 2017.

Additionally, the press release outlines positive preliminary financial results for 4Q 2016 and full year 2016 (kudos again to the team).

Integra is a global leader in medical technologies and combined with Derma Sciences, they expand their regenerative technology capabilities with the addition of amniotic tissue-based products, enhance their advanced wound care product portfolio and leverage existing sales channels to further drive scale in the advanced wound care market.

(Please refer to the press release on our website for additional details http://www.ir.dermasciences.com/phoenix.zhtml?c=107533&p=irol-newsroom )

In terms of organization structure and transition, there is no immediate effect on how we run our business. Between now and the anticipated closing in Q1, we will be partnering with the Integra team relative to transition and information sharing.

•	Tomorrow, Wednesday, January 11th , 10:00am, EST, Derma Employee Conference Call with Steve Wills. Toll Free 1-888-289-4573; Access Code: 7701988, UK Call 1-800-032-2846 Access Code: 7701988

•	Next Week, Town Hall Webcast With Derma & Integra Management, Details to follow

In closing, I want to thank all of you for your hard work and continued loyalty and dedication to Derma Sciences as we move forward with Integra. Integra and Derma are both committed to honest and transparent communications and we will share timely information about what is happening throughout the transition process. For now, I would like you all to celebrate your accomplishments and this milestone in Derma’s history, we are joining our assets with a global leader and our products will reach a much larger and broader set of clinicians and patients.

Regards, Steve

To Employees with Derma Sciences Stock Option Agreements:

In response to recent questions regarding stock options, please refer to the information outlined below:

•	How do I obtain a summary of my stock options (grant dates, options prices, vesting terms)? Login* to the Certent system with your user name and password and follow the attached instructions. If you were granted stock options, you would have been emailed a Certent system login information. (Note: Generally, only salaried employees hired prior to July 1, 2016 (or management employees) will have been granted stock options.)

•	Do I need to exercise my stock options? At this time, you may elect to exercise any/all vested stock options but you are not required to exercise stock options. If you elect to exercise any/all vested stock options, you should follow the attached instructions*

•	Do my stock options vest upon a change of control? Most of Derma's employee stock option agreements vest at 25%/year over a 4 year period (e.g. if you were granted stock options in March 2016 as part of your bonus option grant, those options are currently 25% vested and would vested another 25% on March 3, 2017). Most of the stock options held by Derma employees vest upon a change of control, which means that upon the closing of the acquisition of Derma by Integra, most of the unvested stock options held by Derma's employees will vest and to the extent that the exercise price of such options is less than $7.00 per share, the holder will be entitled to the difference between $7.00 and the exercise price for each such option. For additional information regarding your stock options, please contact, mthomaier@dermasciences.com

* Certent System, What if I don't remember my Certent System user name and temporary password? All employees with stock options were sent an email with their user name and password. Please search your email to find an email with "Certent Equity System", the email contains your initial login information (user name/password). You will be prompted to change your initial password upon logging in for the first time. Employees (with stock options) hired prior to August 2016 were sent their email during August 2016, employees hired after August (and granted stock options) were sent an email when they were granted stock options. If you require a password reset, please contact Chris Benson in Finance, cbenson@dermasciences.com. PLEASE attempt to locate your Certent e-mail and user name and password prior to contacting Chris.

IMPORTANT NOTICE

This information set forth above is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Company's capital stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the SEC, will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of the common stock, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. In addition, a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by the Company. The solicitation of offers to buy Company's capital stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. When they are available, stockholders will be able to obtain the offer to purchase, the letter of transmittal, the solicitation/recommendation statement and related documents without charge from the SEC's website at www.sec.gov or by contacting Derma Sciences at: 609-514-4744 or 214 Carnegie Center, Suite 300, Princeton, NJ 08540.